First Phosphate Enters into LOI for Rapidwall Manufacturing
Plant to Support Housing for Rural and Indigenous
Communities in Canada and the United States

SAGUENAY, QUEBEC - (May 8, 2024) - First Phosphate Corp. ("First Phosphate" or the "Company") (CSE: PHOS) (OTC: FRSPF) (FSE: KD0) is pleased to announce that it has entered into a partially binding letter of intent ("LOI") with Rapid Building Systems Pty Ltd ("RBS") of Adelaide, Australia for the development of a Rapidwall Manufacturing Plant in the Saguenay-Lac-St-Jean Region of Quebec, Canada. Upon acceptance of terms for the supply of a Rapidwall Manufacturing Plant by RBS, First Phosphate will be granted a license for the exclusive sales and marketing rights for Canada to RBS's Rapidwall and Rapidseal products.

The Rapidwall Manufacturing System would allow First Phosphate to upcycle the clean phosphogypsum produced from its proposed purified phosphoric acid ("PPA") plant into building material panels which could be used to support housing for rural and indigenous communities in North America. Rapidwall pilot video can be seen at: https://www.firstphosphate.com/rapidwall.

Rapidwall is a prefabricated load bearing walling panel manufactured in a moulding process using glass-fibre reinforced, water-resistant gypsum plaster suitable for use in single, double or multi-storey housing and for commercial and industrial development.

Rapidwall eliminates the need for bricks, timber wall frames and plasterboard as it serves as both the internal and external load bearing wall, and in turn, reduces the use of more greenhouse gas intensive construction materials relative to traditional building practices. For more details regarding Rapidwall product specifications, including construction details, sound transmission, fire resistance and thermal insulation properties and specifications, please see the rapidwall website at www.rapidwall.com.au/resources-downloads.

The Rapidseal Manufacturing System would also allow First Phosphate to upcycle phosphogypsum from its proposed operations into a fire resistant spray plaster (gypsum) for solutions developed against spontaneous combustion and fire-prevention in mining, bio-organic landfill and forestry operations. This segment is especially of interest in northern Quebec and other northern Canadian and American rural areas and indigenous communities given the  traditional forest fire dangers in these remote communities. Rapidseal pilot video can be seen at: https://www.firstphosphate.com/rapidseal.

"We are pleased to have tested First Phosphate phosphogypsum and can confirm that it will be able to produce excellent quality Rapidwall building material," says RBS General Manager, Ben Lucas. "This is some of the highest quality phosphogypsum feedstock that we have ever tested, material which does not require the additional purification or neutralization that do most other gypsums from around the world. First Phosphate gypsum can be directly calcined to produce Rapidwall or Rapidseal material to provide additional revenue streams for the Company with minimal processing steps.

"Rapidwall and Rapidseal will help to valorise our clean phosphogypsum into products which are vital to rural and indigenous communities across North America," says First Phosphate

CEO, John Passalacqua. "This is an exceptional development in our commitment to a circular economy and to upcycling of our waste streams. First Phosphate and the LFP battery segment in North America will contribute to decarbonisation and to a cleaner economy in all ways possible."

Upon completion of its mine, First Phosphate expects to have access to clean igneous anorthosite phosphate-bearing rock in Quebec, Canada that it intends to purify into battery-grade purified phosphoric acid ("PPA") for making iron phosphate precursor to support the development of the lithium iron phosphate ("LFP") battery ecosystem in North America. The phosphogypsum bi- product produced from the purification of igneous phosphate rock into PPA is expected to produce low-contaminant gypsum bi-product which can be upcycled into Rapidwall or Rapidseal. These high-quality gypsum bi-products have been used broadly in Australia, Africa, Europe, Asia and South America for decades. Now North America will have access to the same approach to a circular economy (a model of production and consumption, which involves sharing, leasing, reusing, repairing, refurbishing and recycling existing materials and products as long as possible, thereby injecting further revenue into the local economy).

It is projected that a 150,000 tonne PPA plant could produce roughly 700,000 tonnes of clean recyclable gypsum which, using Rapidwall technology, could be used to build approximately 25,000 stand-alone three bedroom homes every year or 50,000 two bedroom apartment  units for rapid deployment into rural and indigenous communities across North America. The Company's access to clean phosphogypsum on a commercial scale is dependent on, among other things, the completion and operation of a mine on one of its properties in the Saguenay- Lac-Saint-Jean region of Quebec and the completion of its proposed PPA plant.

The Company has also granted 290,000 restricted share units of the Company ("RSUs") to two eligible consultants of the Company. The RSUs vest in 3 tranches (40% on August 31, 2024, and 30% on both November 30, 2024 and February 28, 2025). The RSUs are subject to the terms of the Company's Omnibus Equity Incentive Plan as approved by disinterested shareholders at the Company's annual and special meeting of shareholders held on August 25, 2023. All securities issued are subject to a hold period of four months plus one day from the date of issuance.

RapidWall

https://www.firstphosphate.com/rapidwall

RapidSeal

https://www.firstphosphate.com/rapidseal

About Rapidwall

Rapidwall is a cost effective building material manufactured using plaster produced from natural or by-product industrial waste gypsum which is transformed into durable, load bearing Rapidwall panels suitable for high-rise, residential, commercial and industrial building construction. Rapidwall homes and buildings are now being constructed around the globe. Rapidwall has been earthquake tested, is cyclone and fire resistant, water and rot resistant, load bearing, termite resistant, sound proof and 100% recyclable.

About Rapidseal

Rapidseal is a range of Gypsum Plaster products that are utilised in a variety of construction, civil and mining applications. These products replace dangerous PFAS chemical, with safe, inert and cost-effective sprayed solutions. Rapidseal products have been used to address spontaneous combustion in coal mines and stockpiles through the rapid coating of strata so as to seal off gases escaping from the coal while further preventing ongoing spontaneous combustion with negligible impact on the calorific value of the coal. Rapidseal products are also used as lightweight coatings which provide fire protection to structural steel elements used throughout construction industry.

About First Phosphate Corp.

First Phosphate is a mineral development company fully dedicated to extracting and purifying phosphate for the production of cathode active material for the Lithium Iron Phosphate ("LFP") battery industry. First Phosphate is committed to producing at high purity level, in responsible manner and with low anticipated carbon footprint. First Phosphate plans to vertically integrate from mine source directly into the supply chains of major North American LFP battery producers that require battery grade LFP cathode active material emanating from a consistent and secure supply source. First Phosphate holds over 1,500 sq. km of royalty-free district-scale land claims in the Saguenay-Lac-St-Jean Region of Quebec, Canada that it is actively developing. First Phosphate properties consist of rare anorthosite igneous phosphate rock that generally yields high purity phosphate material devoid of high concentrations of harmful elements.

For additional information, please contact:

Bennett Kurtz, CFO & CAO bennett@firstphosphate.com Tel: +1 (416) 200-0657

Investor Relations: investor@firstphosphate.com Media Relations: media@firstphosphate.com Website: www.FirstPhosphate.com

Follow First Phosphate:

Twitter: https://twitter.com/FirstPhosphate

LinkedIn: https://www.linkedin.com/company/first-phosphate/

Forward-Looking Information and Cautionary Statements

This news release contains certain statements and information that may be considered "forward-looking statements" and "forward looking information" within the meaning of applicable securities laws. In some cases, but not necessarily in all cases, forward-looking statements and forward-looking information can be identified by the use of forward- looking terminology such as "plans", "targets", "expects" or "does not expect", "is expected", "an opportunity exists", "is positioned", "estimates", "intends", "assumes", "anticipates" or "does not anticipate" or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will" or "will be taken", "occur" or "be achieved" and other similar expressions. In addition, statements in this news release that are not historical facts are forward looking statements, including, among other things, the Company's planned exploration and production activities, the properties, quantity and composition of any extracted phosphate, the Company's plans for vertical integration into North American supply chains, the future market for the product and any future revenue sources, compliance of Rapidwall and Rapidseal products (the "Products") with regional building codes and other end use regulations, future revenue sources, the number of homes and/or units to be constructed, the entering into of a definitive agreement between the parties, suitability of final license terms and the implementation of the definitive agreement in accordance with its terms.

These statements and other forward-looking information are based on assumptions and estimates that the Company believes are appropriate and reasonable in the circumstances, including, without limitation, expectations of the Company's long term business outcomes given its short operating history; expectations regarding revenue, expenses and operations; the Company having sufficient working capital and ability to secure additional funding necessary for the exploration of the Company's property interests; expectations regarding the potential mineralization, geological merit and economic feasibility of the Company's projects; expectations regarding drill programs and the potential impacts successful drill programs could have on the life of the mine and the Company; mineral exploration and exploration program cost estimates; expectations regarding any environmental issues that may affect planned or future exploration programs and the potential impact of complying with existing and proposed environmental laws and regulations; receipt and timing of exploration and exploitation permits and other third-party approvals; government regulation of mineral exploration and development operations; expectations regarding any social or local community issues that may affect planned or future exploration and development programs; expectations surrounding global economic trends and technological advancements; and key personnel continuing their employment with the Company. In addition, the Company has made assumptions based on third party evaluations of the Products and associated conclusions relating to Product specifications, use and benefits, and the applicability of the Product acceptance and implementation, in accordance and consistent with current construction and installation practices applied in other jurisdictions where the Products are approved, manufactured, and installed to the proposed future uses by the Company.. The Company also assumes that the terms of the Definitive Agreement will be commercially reasonable and acceptable to both parties.

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include: limited operating history; high risk of business failure; no profits or significant revenues; limited resources; negative cash flow from operations and dependence on third-party financing; the uncertainty of additional funding; no dividends; risks related to possible fluctuations in revenues and results; insurance and uninsured risks; litigation; reliance on management and key personnel; conflicts of interest; access to supplies and materials; dangers of mineral exploration and related liability and damages; risks relating to health and safety; government regulation and legal uncertainties; the company's exploration and development properties may not be successful and are highly speculative in nature; dependence on outside parties; title to some of the Company's mineral properties may be challenged or defective; Aboriginal title and land claims; obtaining and renewing licenses and permits; environmental and other regulatory risks may adversely affect the company; risks relating to climate change; risks related to infrastructure; land reclamation requirements may be burdensome; current global financial conditions; fluctuation in commodity prices; dilution; future sales by existing shareholders could cause the Company's share price to fall; fluctuation and volatility in stock exchange prices; and risks related to market demands. There can be no assurance that any opportunity will be successful, commercially viable, completed on time or on budget, or will generate any meaningful revenues, savings or earnings, as the case may be, for the Company. In addition, the Company will incur costs in pursuing any particular opportunity, which may be significant.

These factors and assumptions are not intended to represent a complete list of the factors and assumptions that could affect the Company and, though they should be considered carefully, should be considered in conjunction with the risk factors described in the Company's other documents filed with the Canadian securities authorities, including without limitation the "Risk Factors" section of the Company's Annual Information Form dated November 29, 2023 which is available on SEDAR at www.sedarplus.ca. Although the Company has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking information or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.